UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

[Mark One]

[X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2006

OR

  [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from____to_____

Commission File Number 01-19826

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

(Full title of the Plan)

MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)

P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements, Supplemental Schedule and Exhibits

                   Item

                         Report of Independent Registered Public Accounting Firm

                          Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005

                          Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2006 and 2005

                          Notes to Financial Statements

                          Schedule H, Line 4i-Schedule of Assets (Held at Year End)-December 31, 2006

                          Signatures

                          Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mohawk Carpet Corporation

    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

As explained in Note 1, the financial statements include investments in common collective trusts which hold alternative investments with contract value of $79,837,807 (44% of net assets) whose carrying values have been estimated by management in the absence of readily determinable fair values. Management's estimates are based on information provided by the fund managers and the Plan's trustee.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

Atlanta, Georgia

June 29, 2007

1

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Cash	$-	20,824
Investments, at fair value (notes 3 and 4)	124,349,268	174,407,393
Receivables from pending security transactions (note 2)	55,867,902	-
Contributions receivable from employer	212,974	92,996
Contributions receivable from participants	497,336	206,252
Net assets available for plan benefits, at fair value	180,927,480	174,727,465
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	2,353,191	1,223,742
Net assets available for plan benefits	$183,280,671	175,951,207

See accompanying notes to financial statements.

2

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Investment income:
Interest and dividends	$6,793,306	4,580,539
Net appreciation (depreciation) in fair value of investments:
Mutual funds	4,394,730	2,583,014
Common collective funds	2,024,559	919,355
Mohawk Industries, Inc. common stock	(3,123,996)	(1,196,983)
Net investment income	10,088,599	6,885,925
Contributions from employer	8,625,472	7,029,302
Contributions from participants	13,958,171	12,657,621
Transfers from other plans (note 7)	1,567,328	9,779,964
Total additions	34,239,570	36,352,812
Deductions:
Participants' benefits	23,950,617	19,775,598
Administrative expenses	267,001	238,806
Transfers to other plan (note 7)	2,692,488	1,600,472
Total deductions	26,910,106	21,614,876
Increase in net assets available for plan benefits	7,329,464	14,737,936

Net assets available for plan benefits at beginning of year	175,951,207	161,213,271

Net assets available for plan benefits at end of year	$183,280,671	175,951,207

See accompanying notes to financial statements.

3

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(1)           Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) in preparing its financial statements.

(a)           Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value for such contracts held within common collective trust investments. The statements of changes in net assets available for plan benefits are prepared on a contract value basis. The Plan adopted the FSP effective December 31, 2006 and retroactively implemented its requirements to the statement of net assets available for plan benefits as of December 31, 2005.

(b)           Investments
Investments in mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by DWS Trust Company (Trustee). Loans to participants are stated at cost which approximates fair value. Common collective funds contain investments in guaranteed investment contracts. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for plan benefits.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)            Fair Value of Financial Instruments
Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

                                                                                  4                                                                   (Continued)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(2)           Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)           General
The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

The Plan is administered by an Administrative Committee ("Committee") appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. DWS Trust Company is the Trustee of the Plan as of and for the years ended December 31, 2006 and 2005. On January 1, 2007, Fidelity Management Trust Company ("Fidelity") was designated as Trustee of the Plan. In connection with the change in Trustee certain investments were liquidated prior to December 31, 2006 in anticipation of a transfer of funds to Fidelity in January 2007.  These pending sale transactions resulted in a net receivable due to the Plan of $55,867,902 as of December 31, 2006.

(b)           Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 25% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc., the Company provides 50% matching contributions up to the first 4% of each participant's gross compensation contributed to the Plan and an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6% of each participant's gross compensation contributed to the Plan.

The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $2,966,491 and $2,944,231, respectively, were made to the Plan during the years ended December 31, 2006 and 2005. Subsequent to December 31, 2006, the Company approved and contributed $2,728,541 as a discretionary contribution to the Plan; such amount will be recorded as a contribution in 2007.

(c)            Participant Accounts
Each participant's account is credited with the participant's contributions for the period as well as the employer's matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts monthly based on the proportion of each participant's account balance to the total account balance within each investment fund at the beginning of the month.

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.

                                                                                  5

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(d)           Distributions to Participants
Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable, unless the participant elects otherwise. Certain participants may elect to receive his distribution in approximate equal installments over a period designated by the participant, not to exceed the lesser of 15 years or the life expectancy of the last survivor of the participant and his beneficiary.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.

(e)            Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company's matching and discretionary contributions after one year of service. Prior to January 1, 2001, those participants in the Plan vested immediately in the Company's matching and discretionary contributions.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2006 and 2005, employer contributions were reduced by forfeitures of $31,854 and $1,330,963, respectively.

(f)             Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)           Transactions with Parties-in-Interest
At December 31, 2006 and 2005, the Plan held investments sponsored by the trustee with current values of $78,470,781 and $121,148,871 respectively. The Plan also held investments in 227,080 and 260,485 shares of Mohawk Industries, Inc. common stock with current values of $16,999,209 and $22,656,983 at December 31, 2006 and 2005, respectively.

(4)           Investments
The following investments represent 5% or more of the Plan assets at December 31, 2006 and 2005:

	2006	2005
Mutual funds:
DWS Dreman High Return Equity Fund	$-	25,643,533
Mohawk Industries, Inc. common stock	16,999,209	22,656,983
Common collective funds:
DWS Stable Value Fund	77,484,616	73,041,383
Mohawk Moderate Portfolio Fund	681,540	12,419,269

All of the Plan's investments are held by a party-in-interest to the Plan.

                                                                                  6

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(5)           Income Tax Status
The Plan obtained a favorable determination letter dated April 22, 2005, in which the Internal Revenue Service (IRS) stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC).

(6)           Plan Termination
While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)           Transfers from/to Other Plans
During 2006 and 2005, due to changes in employment status, $1,567,328 and $388,111, respectively, were transferred from the Mohawk Carpet Corporation Retirement Savings Plan II to the Plan.

During 2006 and 2005, due to changes in employment status, $2,692,488 and $1,600,472, respectively, were transferred to the Mohawk Carpet Corporation Retirement Savings Plan II from the Plan.

In 2005, assets of the Wayn-Tex, Inc. Employees Save Plus Plan of $9,391,853 were transferred into the Plan.

                                                                                  7                                                                   (Continued)

 Schedule I

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2006

			Current
Identity of issue		Description of investment	value
Mutual funds:
PIMCO Total Return Fund	377,726	Mutual fund units	$3,904,752
Artisan Mid Cap Fund	20,861	Mutual fund units	635,412
Baron Growth Fund	35,282	Mutual fund units	1,759,888
Fidelity Low-Priced Stock Fund	13,288	Mutual fund units	578,541
Fidelity Mid-Cap Stock Fund	34,604	Mutual fund units	1,008,382
Lord Abbett Small Cap Value Fund	23,896	Mutual fund units	709,218
Transamerica Premier Equity Fund	281,220	Mutual fund units	6,333,075
*Mohawk Industries, Inc.-common stock	227,080	Shares of common stock	16,999,209
Common collective funds:
*DWS Stable Value Fund	79,837,807	Collective fund units	77,484,616
*Mohawk Aggressive Portfolio Fund	4,577	Collective fund units	85,049
*Mohawk Conservative Portfolio Fund	16,145	Collective fund units	219,576
*Mohawk Moderate Portfolio Fund	43,054	Collective fund units	681,540
Loans to participants		(1)	13,950,010
		Total	$124,349,268
*DWS Trust Company, Trustee and Mohawk
Industries, Inc. are parties-in-interest
to the Plan.
(1) Loans are consummated at a fixed rate (then
current prime rate plus 1%) with maturity
dates through November 15, 2017.
Interest rates range from
5.0% to 10.5% on loans outstanding.

See accompanying report of independent registered public accounting firm.

8

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                           Mohawk Carpet Corporation Retirement Savings Plan

                                                                                                                                                                        (Full Title of the Plan)

Dated: June 29, 2007	By: /s/ Jerry L. Melton
Jerry L. Melton,
Human Resources